January 14, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn.:	H. Roger Schwall
Assistant Director

Re:	Emerald Dairy Inc.
Registration Statement on Form S-1
Filed October 13, 2009
File No. 333-162432

Ladies and Gentlemen:

We are in receipt of the additional comment of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form S-1 of Emerald Dairy Inc. (the “Company”), filed October 13, 2009 (the “Form S-1”), by letter dated January 7, 2010, to Mr. Shu Kaneko, the Company’s Chief Financial Officer, and have set forth below the Company’s response.  The Company is simultaneously transmitting Amendment No. 2 to the Form S-1 (the “Amendment”) which reflects, where appropriate, marked revisions made in response to the Staff’s comment.

Exhibit 5.1

1.
SEC Comment:  We note counsel’s statement in the last paragraph of the opinion that “[t]his opinion may not be relied on by, nor copies delivered to, any other person or entity without out prior written consent.” Please obtain and file a revised opinion of counsel that does not include this limitation on reliance.

Response: The Company has filed a revised legality opinion as Exhibit 5.1 to the Amendment, which does not include the limitation on reliance.

Securities and Exchange Commission
January 14, 2010

In addition to the foregoing, the Company has revised the disclosure in the Amendment to reflect new developments in its business and operations.

The Company would like to finalize the registration statement as soon as possible and, accordingly, would appreciate hearing from you at your earliest convenience regarding any additional comments.  Please do not hesitate to contact the undersigned, or Jeffrey A. Rinde, counsel to the Company, at (212) 885-5000, with any questions.

Very truly yours,

/s/ Shu Kaneko

Shu Kaneko
Chief Financial Officer